Exhibit 99.1




                            Explanation of Responses


1. These securities are held in the accounts of (i) Touradji Global Resources Master Fund, Ltd., which acts as a master fund to Touradji Global Resources Fund, L.P. and Touradji Global Resources Offshore Fund, Ltd. (collectively, the "Global Resources Funds") and (ii) Touradji DeepRock Master Fund, Ltd., which acts as a master fund to Touradji DeepRock Partners, LP and Touradji DeepRock Offshore Fund, Ltd. (collectively, the "DeepRock Funds") (the DeepRock Funds collectively with the Global Resources Funds are referred to herein as the "Investment Vehicles"). The Investment Vehicles are private investment funds for which Touradji Capital Management, LP ("TCM") serves as either general partner or investment manager. TCM and Paul Touradji may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of TCM's position as general partner or investment manager of the Investment Vehicles and Mr. Touradji's status as a partner of TCM and the portfolio manager of the Investment Vehicles. Each of the Reporting Persons hereby disclaims beneficial ownership of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934 except to the extent of his or its pecuniary interest therein.

2. These shares of Series D Convertible Preferred Stock are convertible to Common Stock of the issuer on a one for one basis.

3. These warrants are exercisable for shares of Common Stock of the issuer on a one for one basis.